SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                     FORM 11-K ANNUAL REPORT

                  Pursuant to Section 15(d) of
               the Securities Exchange Act of 1934
              [$250.00 fee required Reg 240.13a(1)]
           For the fiscal year ended December 31, 1994
                  Commission File No. 33-46641

            ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                    (Full title of the plan)

                       ENERGEN CORPORATION
                     2101 Sixth Avenue North
                   Birmingham, Alabama  35203

Financial Statements and Exhibits. The following financial statements and exhibits are filed as a part of this annual report:

(a) The financial statements and schedules listed in the accompanying Indexes to Financial Statements and Financial
     Statement Schedules.

(b)  Consent of Coopers & Lybrand

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   ENERGEN CORPORATION
                                   EMPLOYEE SAVINGS PLAN



                                   W. D. Self
                                   Chairman of Energen Benefits
                                   Committee and Vice President -
                                   Human Resources -
                                   Energen Corporation


Date  June 22, 1995
                                   James T. McManus
                                   Member of Energen Benefits
                                   Committee and Vice President -
                                   Finance and Corporate
                                   Development
                                   Energen Corporation


                 CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS



We consent to the incorporation by reference in the registration statement on Form S-8 (file No. 33-46641) of our report dated June 9, 1995 on our audits of the financial statements and supplemental schedules of Energen Corporation Employee Savings Plan as of December 31, 1994 and 1993, and for the years then ended, which report is included in this Annual Report on Form 11-K.



                                                COOPER & LYBRAND


Birmingham, Alabama
June 15, 1995

            ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

         Financial Statements And Supplemental Schedules

         for the years ended December 31, 1994 and 1993

             ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
     INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                               Page

Report Of Independent Accountants. . . . . . . . . . . . . . . .1


Financial Statements:
  Statements Of Participants' Balances at December 31,
    1994 and 1993. . . . . . . . . . . . . . . . . . . . . . . .2

  Statements Of Changes In Participants' Balances for
    the years ended December 31, 1994 and 1993 . . . . . . . . .3

 Notes To Financial Statements. . . . . . . . . . . . . . . .4-7

Financial Statement Schedules:
  Consolidating Statements Of Participants' Balances
    at December 31, 1994 and 1993. . . . . . . . . . . . . . .8-9

  Consolidating Statements Of Changes In Participants'
    Balances for the years ended December 31, 1994
    and 1993 . . . . . . . . . . . . . . . . . . . . . . . . 10-11

Supplemental Schedules:
  *Item 27(a) Schedule of Assets Held for Investment
      Purposes at December 31, 1994. . . . . . . . . . . . . . 12

  *Item 27(d) Schedule of Reportable Transactions
    for the Year Ended December 31, 1994 . . . . . . . . . . 13-14






            *Refers to item number in Form 5500 (Annual
           Return/Report Of Employees Benefit Plan) for
                plan year ended December 31, 1994.

                 REPORT OF INDEPENDENT ACCOUNTANTS


To the Energen Benefits Committee
Energen Corporation Employee Savings Plan

We have audited financial statements and financial statement schedules of the Energen Corporation Employee Savings Plan listed in the accompanying table of contents, as of December 31, 1994 and 1993, and for the years then ended. These financial statements and financial statement schedules are the responsibility of the Energen Benefits Committee.

Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energen Corporation Employee Savings Plan as of December 31, 1994 and 1993, and the changes in participants' balances for the years then ended, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules as of and for the years ended December 31, 1994 and 1993 referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic fi-nancial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and dis-closure under the Employee Retirement Income Security Act of 1974.
The supplemental schedules have been subjected to the auditing pro-cedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in rela-tion to the basic financial statements taken as a whole.





Birmingham, Alabama
June 9, 1995

                        ENERGEN CORPORATION
                       EMPLOYEE SAVINGS PLAN
               STATEMENTS OF PARTICIPANTS' BALANCES
                    December 31, 1994 and 1993




                                              1994          1993


                              ASSETS

Investment in Energen Corporation
  common stock (cost $21,153,073 and
  $16,983,058 at December 31, 1994 and
  1993, respectively)                    $25,918,659    $21,329,105

Other investments (cost $16,805,573 and
  $14,453,875 at December 31, 1994 and
  1993, respectively)                     16,931,848     15,018,155

Loans to participants                      3,258,657      2,885,950

Cash surrender value of life
  insurance                                  106,733        102,908

Employer contributions receivable            529,742        471,756

Employee contributions receivable            247,591        238,770

Interest, dividends and other
  receivables                                 19,711         17,426

                                         $47,012,941    $40,064,070


              LIABILITIES AND PARTICIPANTS' BALANCES

Participants' balances                   $47,012,941    $40,064,070

                                         $47,012,941    $40,064,070

The accompanying notes are an integral part of these financial statements.

            ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
          STATEMENTS OF CHANGES IN PARTICIPANTS' BALANCES for the years ended December 31, 1994 and 1993




                                             1994           1993


Additions:
  Employer contributions                 $ 2,818,136    $ 2,628,817

  Employee contributions                   3,002,067      2,887,713

  Interest and dividend income             2,049,255      1,796,930

  Net appreciation in the fair
    value of investments                     141,463      2,934,825

  Increase in cash surrender value            17,785         28,944

  Other receipts                              14,616          4,185

                                           8,043,322     10,281,414

Deductions:
  Distributions to participants            1,080,491      1,188,372

  Insurance premiums                          13,960         15,267

                                           1,094,451      1,203,639

      Net increase                         6,948,871      9,077,775

Participants' balances:
  Beginning of year                       40,064,070     30,986,295

  End of year                            $47,012,941    $40,064,070

The accompanying notes are an integral part of these financial statements.

            ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS




1.  DESCRIPTION OF PLAN

    General - The Energen Corporation Employee Savings Plan is a defined contribution plan covering substantially all employees of Energen Corporation, Alabama Gas Corporation, Taurus Exploration, Inc., Alagasco Pipeline Company, Taurus Exploration USA, Inc., EGN Services, Inc., and Basin Pipeline Corporation,
    (collectively referred to as the Company).

    Employees are eligible to participate in the Plan after complet-ing six months of service as defined in the Plan. Individual accounts are maintained for each participant in the Plan and are adjusted for allocation of assets purchased with the Company Employee Stock Ownership Plan (ESOP) contribution, employee contributions, Company matching contribution, and investment income. An administrative committee and a trustee are appointed by the Company to administer the Plan and trust, respectively.

    Contributions - Contributions to the Plan consist of employee elective contributions, Company matching and ESOP contributions, and rollover contributions.
    Employee elective contributions, if any, are made in an amount equal to any whole percentage of the employee's compensation, generally not to exceed 15% thereof and not less than 2% thereof. Company matching contributions are presently being funded at the end of each month. This contribution is currently 50% of each employee's elective contribution up to 6% of the employee's com-pensation, such contribution level being at the discretion of the board of directors of the Company. Contributions by highly compensated employees are subject to certain limitations as pre-scribed by the Plan.

    Company ESOP contributions are presently being funded each quar-ter and are at the discretion of the board of directors. The formula used to allocate the ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age. The amount of forfeited nonvested accounts at December 31, 1994 was approximately $8,600 and was held primarily in the Vanguard Money Market Reserve-Prime Portfolio account. The Company plans to use all of this amount to reduce its future contributions to the Plan.

    Vesting - Each participant has a fully vested and nonforfeitable right in any elective and rollover contributions and earnings thereon. A participant's matching and ESOP contribution accounts become fully vested upon the earlier of normal retirement, dis-ability, death, termination of the Plan, three years of service as a plan member, or five years of service.

    Individual Accounts - Each participant has an individual account which is divided into an elective contribution account, a match-ing contribution account, an ESOP contribution account, and a rollover account. Purchases of stock are allocated to individual participants' elective, matching, and ESOP accounts as set forth in the Plan. Stock purchased with the Company matching contri-butions is allocated based on the ratio of a participant's compensation, as defined in the Plan, for the plan year to total compensation of all such participants for the plan year. Stock purchased with cash dividends or with the proceeds of other dis-tributions from the Plan's assets and stock received in kind by the trustee as a stock split, dividend, or other distribution of stock so held is allocated based on the ratio of a participant's account balance to the total account balances of all participants as of the record dates of the dividend or distribution. Cash dividends attributable to shares which have not yet been allo-cated to individual participants' accounts shall be used to purchase shares for allocation in the same manner that shares purchased with the Company matching contributions are allocated.

    Investments - As of December 31, 1994,
    participants may elect one of eight options:  The
    Vanguard Money Market Reserves - Prime Portfolio, a money market fund with a portfolio of high quality money market instruments that mature in one year or less; the Vanguard/Wellington Fund, a balanced fund which invests in bonds and common stocks; the Vanguard Index Trust-500 Portfolio, a growth and income fund that invests in all of the stocks included in the Standard and Poor's 500 Index in approximately the same proportions as they are represented in the S&P 500 Index; the Vanguard/Windsor II, a growth and income fund which invests in common stocks; the Vanguard/Morgan Growth Fund, a growth fund which invests in a portfolio of common stocks;
    the Vanguard International Growth Portfolio, a growth fund which invests in the common stocks of companies based outside of the United States; the Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio, an income fund which invests in a diversified portfolio of long-term investment-grade bonds; and the Energen Stock
    Fund, which invests exclusively in the stock of Energen Corporation. Beginning January 1, 1995, the following six options were also available: the Vanguard Fixed Income Securities Fund - Intermediate-Term Corporate Portfolio, an income fund which invests in corporate bonds, U.S.
    Treasury and Government agency securities that mature in five to twelve years; the Vanguard Index Trust - Small Capitalization Stock Portfolio, an aggresssive growth stock fund which invests in stocks from the Russell 2000 Index and is constructed so that, in the aggregate, the Portfolio's industry capitalization and fundamental characteristics resemble those of the Russell 2000; the Vanguard Life Strategy Funds - Growth Portfolio, Vanguard Life Strategy Funds - Moderate Growth Portfolio, Vanguard Life Strategy Funds - Conservative Growth Portfolio, and Vanguard Life Strategy Funds - The Income Portfolio, funds which invest in carefully selected portfolios of Vanguard Mutual Funds.


    Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in uni-versal life insurance policies. The number of employees participating in each option as of December 31, 1994 and 1993 is as follows:

                                                   1994      1993

     Vanguard Money Market Reserves -
       Prime Portfolio                            1,068     1,121
     Vanguard Fixed Income Securities Fund -
       Long-Term Corporate Portfolio                293       282
     Vanguard/Wellington Fund                       609       585
     Vanguard Index Trust - 500 Portfolio           804       794
     Vanguard/Windsor II                            387       358
     Vanguard/Morgan Growth Fund                    500       512
     Vanguard International Growth Portfolio        343       291
     Energen Stock Fund                           1,565     1,542
     Life Insurance Fund                             31        31

    Loans - Participants may borrow from their vested individual accounts up to amounts prescribed in the Plan. The interest rates on these loans at December 31, 1994 ranged from 7% to 8.75%.

    Termination Of The Plan - While the Company has not expressed any intent to terminate the Plan or suspend contributions, it may do so at any time and for any reason. In the event of termination, the committee may, with the Company's approval either (1) con-tinue the Trust Fund either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfer to another qualified plan, or any form selected by the committee. Any assets attributable to unallocated financed shares that remain after all vested account balances under the Plan have been paid will be returned to the employer. Distribution to a member of his elective contribution account which is not otherwise distri-butable on account of his separation from service, attainment of age 59-1/2, or hardship will be made only where no successor to the Plan is established.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis Of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

    Investment Valuation - The investment in common stock of Energen Corporation is stated at quoted market value as determined by the latest sales price thereof reported by the principal securities exchange on which the stock is traded on the last business day of the year. Purchases of securities are recorded on the trade dates. The investment in money market instruments represents the value of contributions made, adjusted for investment income, benefit payments, and administrative expenses. Investments in mutual funds are carried at the fair value of funds' shares, which is based upon the market value of the underlying invest-ments. The cost of securities sold is determined at average cost. This method of determining gains and loses on the sales of investments is in accordance with generally accepted accounting principles, which differs from the current value method used in the preparation of the Plan's Form 5500.

    The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its invest-ments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

3.  INCOME TAX STATUS

    The Internal Revenue Service has informed the plan administrator that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code.

4.  INVESTMENTS

    Investments at December 31, 1994 and 1993 are as follows:

                                 1994                    1993
                         Market      Cost        Market         Cost
    Energen Corporation
      common stock      $25,918,659  $21,153,073  $21,329,105  $16,983,058
      Money market and
        guaranteed rate
        short-term
        investments      $6,608,562   $6,608,562    $6,511,415    $6,511,415
      Mutual funds       10,323,286   10,197,011     8,506,740     7,942,460

                        $16,931,848  $16,805,573   $15,018,155   $14,453,875

    The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:

                                           1994           1993

      Energen Corporation common stock $25,918,659    $21,329,105
      Vanguard Index Trust Fund          3,814,186      3,179,327
      VMMR - Prime Portfolio             6,608,562      6,511,415

    The investments of the Plan at December 31, 1994 and 1993, as described in the accompanying Statements of Participants' Bal-ances, are held by Vanguard Fiduciary Trust Company, under a trust agreement dated October 1, 1991.

                            FINANCIAL STATEMENT SCHEDULES

 ________

ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
December 31, 1994

                                                               Vanguard Star  Vanguard     Vanguard    Long Term
                        Consolidated Elimination    Energen       Growth     Wellington  Morgan Growth Corporate
Assets                     Totals      Entries     Stock Fund   Portfolio       Fund         Fund         Bond
Investment in Energen
   Corporation common st$25,918,659               $25,918,659
Other investments        16,931,848                                          $1,864,198   $1,676,267     $492,053
Loans to participants     3,258,657
Cash surrender value of     106,733
   life insurance
Employer contributions
    receivable              529,742                   529,742
Employee contributions
    receivable              247,591                    31,077         $923       33,260       21,284       10,900
Interest, dividends and           0
    other receivables        19,711
Due from other funds              0      (99,241)      14,577                    13,480        7,816        4,147
                        ------------ -----------------------------------------------------------------------------
                        $47,012,941      (99,241) $26,494,055         $923   $1,910,938   $1,705,367     $507,100
Total Assets            ============ =============================================================================


Liabilities and Participants' Balances

Due to Other funds               $0     ($99,241)
Participants' Balances   47,012,941               $26,494,055         $923   $1,910,938   $1,705,367     $507,100
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Liabilities and
  Participants' Balances$47,012,941     ($99,241) $26,494,055         $923   $1,910,938   $1,705,367     $507,100
                        ============ ============ ============ ============ ============ ============ ============



(CONTINUED)
                                       Vanguard     Vanguard   Intermediate               Internatl.  Vanguard Star
Assets                   VMMR Prime   Index 500   Index Small   Term Corp.    Vanguard      Growth    Mod. Growth
                         Portfolio    Portfolio    Cap. Port.      Bond      Windsor II   Portfolio    Portfolio
Investment in Energen
   Corporation common stock
Other investments        $6,608,563   $3,814,185                             $1,136,715   $1,339,867
Loans to participants
Cash surrender value of
   life insurance
Employer contributions
    receivable
Employee contributions
    receivable               59,977       49,152          $91          $15       19,783       20,736         $393
Interest, dividends and
    other receivables
Due from other funds         26,606       19,177            9                     6,602        6,827
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------

Total Assets             $6,695,146   $3,882,514         $100          $15   $1,163,100   $1,367,430         $393
                        ============ ============ ============ ============ ============ ============ ============

Liabilities and Participants' Balances

Due to Other funds
Participants' Balances   $6,695,146   $3,882,514         $100          $15   $1,163,100   $1,367,430         $393
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Liabilities and
  Participants' Balances $6,695,146   $3,882,514         $100          $15   $1,163,100   $1,367,430         $393
                        ============ ============ ============ ============ ============ ============ ============

(CONTINUED)
Assets
                         Loan Fund    Insurance
Investment in Energen
   Corporation common stock
Other investments
Loans to participants    $3,258,657
Cash surrender value of                 $106,733
   life insurance
Employer contributions
    receivable
Employee contributions
    receivable
Interest, dividends and
    other receivables        19,711
Due from other funds
                        ------------ ------------

Total Assets             $3,278,368     $106,733
                        ============ ============

Liabilities and Participants' Balances

Due to Other funds          $99,241
Participants' Balances    3,179,127     $106,733
                        ------------ ------------
Total Liabilities and
  Participants' Balances $3,278,368     $106,733
                        ============ ============


ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
December 31, 1993
                                                                              Vanguard
                                                                 Vanguard      Morgan     Long Term
                        Consolidated Elimination    Energen     Wellington     Growth     Corporate    VMMR Prime
Assets                     Totals      Entries     Stock Fund      Fund         Fund         Bond      Portfolio

Investment in Energen
   Corporation common st$21,329,105  $21,329,105
Other investments        15,018,155                             $1,480,226   $1,525,308     $396,863   $6,511,415
Loans to participants     2,885,950
Cash surrender value of
   life insurance           102,908
Employer contributions
    receivable              471,756                  $471,756
Employee contributions
    receivable              238,770                    27,036       33,779       23,324       10,389       63,237
Interest, dividends and
    other receivables        17,426
Due from other funds                     (86,405)       9,844       13,106        7,333        3,778       25,746
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------

Total Assets            $40,064,070  $21,242,700     $508,636   $1,527,111   $1,555,965     $411,030   $6,600,398
                        ============ ============ ============ ============ ============ ============ ============

Liabilities and Participants' Balances

Due to Other funds               $0     ($86,405)
Participants' Balances   40,064,070               $21,837,741   $1,527,111   $1,555,965     $411,030   $6,600,398
                        ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Liabilities and
  Participants' Balances$40,064,070     ($86,405) $21,837,741   $1,527,111   $1,555,965     $411,030   $6,600,398
                        ============ ============ ============ ============ ============ ============ ============

(CONTINUED)

                          Vanguard                 Internatl.
                         Index 500     Vanguard      Growth
Assets                   Portfolio    Windsor II   Portfolio    Loan Fund    Insurance

Investment in Energen
   Corporation common stock
Other investments        $3,179,327     $932,049     $992,967
Loans to participants                                           $2,885,950
Cash surrender value of
   life insurance                                                              $102,908
Employer contributions
    receivable
Employee contributions
    receivable               45,885       20,360       14,760
Interest, dividends and
    other receivables                                               17,426
Due from other funds         16,138        6,206        4,254
                        ------------ ------------ ------------ ------------ ------------

Total Assets             $3,241,350     $958,615   $1,011,981   $2,903,376     $102,908
                        ============ ============ ============ ============ ============

Liabilities and Participants' Balances

Due to Other funds                                                 $86,405
Participants' Balances   $3,241,350     $958,615   $1,011,981    2,816,971     $102,908
                        ------------ ------------ ------------ ------------ ------------
Total Liabilities and
  Participants' Balances $3,241,350     $958,615   $1,011,981   $2,903,376     $102,908
                        ============ ============ ============ ============ ============

ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF CHANGES IN PARTICIPANTS' BALANCES for the year ended December 31, 1994

                                                                 Vanguard Sta Vanguard    Vanguard    Long Term
                             ConsolidatedElimination  Energen      Growth    Wellington  Morgan Growt Corporate
       ADDITIONS               Totals      Entries   Stock Fund   Portfolio     Fund        Fund        Bond

Employer Contributions       $2,818,136              $2,835,736
Employee Contributions        3,002,067                 359,904        $923    $418,341    $278,924    $130,576
Interest and Dividend
   income                     2,049,255               1,195,465                  79,445      63,252      35,025
Net appreciation (depreciation)
   in the fair value of inves   141,463                 537,466                 (88,081)    (88,383)    (56,521)
Increase in cash surrender va    17,785
Other Receipts                   14,616                   4,196                   3,802                   1,658
Transfers from other funds            0  (4,207,262)    385,495                 302,203     170,588      68,804
                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total additions          8,043,322  (4,207,262)  5,318,262         923     715,710     424,381     179,542

      DEDUCTIONS

Distributions to Participants 1,080,491                 411,014                  49,841      43,215       3,271
Insurance Premiums               13,960
Fees and other Distributions          0
Transfers to other funds              0  (4,207,262)    250,934                 282,042     231,764      80,201
                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total deductions         1,094,451  (4,207,262)    661,948           0     331,883     274,979      83,472

     Net increase (decrease)  6,948,871           0   4,656,314         923     383,827     149,402      96,070

Participants' Balances:
     Beginning of year       40,064,070           0  21,837,741           0   1,527,111   1,555,965     411,030

     End of year             47,012,941         $0   26,494,055       $923  $1,910,938  $1,705,367    $507,100
                             =========== =========== =========== =========== =========== =========== ===========



(CONTINUED)
                                          Vanguard    Vanguard   Intermediate            Internatl.  Vanguard Star
                             VMMR Prime   Index 500  Index Small Term. Corp.  Vanguard     Growth    Mod. Growth
       ADDITIONS              Portfolio   Portfolio  Cap. Port.     Bond     Windsor II   Portfolio   Portfolio


Employer Contributions         ($17,600)
Employee Contributions          737,916    $596,225         $91         $15    $249,539    $229,220        $393
Interest and Dividend
   income                       259,036     113,186                              68,712      17,792
Net appreciation (depreciation)
   in the fair value of investments         (65,408)                            (81,933)    (15,677)
Increase in cash surrender values
Other Receipts                    1,789       1,081                                 828       1,264
Transfers from other funds      699,824     453,614           9                 199,459     315,224

                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total additions          1,680,965   1,098,698         100          15     436,605     547,823         393

      DEDUCTIONS

Distributions to Participants   398,689      92,660                              10,017      19,355
Insurance Premiums
Fees and other Distributions
Transfers to other funds      1,187,528     364,874                             222,103     173,019
                             ----------- ----------- ----------- ----------- ----------- ----------- -----------
     Total deductions         1,586,217     457,534           0           0     232,120     192,374           0

     Net increase (decrease)     94,748     641,164         100          15     204,485     355,449         393

Participants' Balances:
     Beginning of year        6,600,398   3,241,350           0           0     958,615   1,011,981           0

     End of year             $6,695,146  $3,882,514        $100         $15  $1,163,100  $1,367,430        $393
                             =========== =========== =========== =========== =========== =========== ===========

(CONTINUED)

       ADDITIONS              Loan Fund   Insurance


Employer Contributions
Employee Contributions
Interest and Dividend
   income                      $217,342
Net appreciation (depreciation)
   in the fair value of investments
Increase in cash surrender values           $17,785
Other Receipts                       (2)
Transfers from other funds    1,612,042

                             ----------- -----------
     Total additions          1,829,382      17,785

      DEDUCTIONS

Distributions to Participants    52,429
Insurance Premiums                           13,960
Fees and other Distributions
Transfers to other funds      1,414,797
                             ----------- -----------
     Total deductions         1,467,226      13,960

     Net increase (decrease)    362,156       3,825

Participants' Balances:
     Beginning of year        2,816,971     102,908

     End of year             $3,179,127    $106,733
                             =========== ===========

ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF CHANGES IN PARTICIPANTS' BALANCES for the year ended December 31, 1993

                                                                  Vanguard    Vanguard    Long Term
                             ConsolidatedElimination  Energen    Wellington  Morgan Growt Corporate  VMMR Prime
       ADDITIONS               Totals      Entries   Stock Fund     Fund        Fund        Bond      Portfolio


Employer Contributions       $2,628,817              $2,628,817
Employee Contributions        2,887,713                 321,408    $404,014    $281,385    $125,429    $796,372
Interest and Dividend
   income                     1,796,930                 973,899      83,302     172,162      33,111     196,808
Net appreciation (depreciation)
   in the fair value of inves 2,934,825               2,500,696      62,627     (71,763)      8,077
Increase in cash surrender va    28,944
Other Receipts                    4,185                     117                               1,221
Transfers from other funds            0  (5,377,765)    556,465     401,322     231,776      93,133   1,190,285


     Total additions         10,281,414  (5,377,765)  6,981,402     951,265     613,560     260,971   2,183,465

      DEDUCTIONS

Distributions to Participants 1,188,372                 576,439      49,341      41,205      15,446     342,908
Insurance Premiums               15,267
Transfers to other funds              0  (5,377,765)    810,726     242,186     246,074     118,832   1,894,465

     Total deductions         1,203,639  (5,377,765)  1,387,165     291,527     287,279     134,278   2,237,373

     Net increase (decrease)  9,077,775           0   5,594,237     659,738     326,281     126,693     (53,908)

Participants' Balances:
     Beginning of year       30,986,295              16,243,504     867,373   1,229,684     284,337   6,654,306

     End of year             40,064,070         $0   21,837,741   1,527,111   1,555,965    411,030   6,600,398


(CONTINUED)

                              Vanguard               Internatl.
                              Index 500   Vanguard     Growth
       ADDITIONS              Portfolio  Windsor II   Portfolio   Loan Fund   Insurance


Employer Contributions
Employee Contributions         $572,403    $231,813    $154,889
Interest and Dividend
   income                        80,984      51,349       8,019    $197,296
Net appreciation (depreciation)
   in the fair value of inves   195,162      34,298     205,728
Increase in cash surrender values                                               $28,944
Other Receipts                                2,442         407          (2)
Transfers from other funds      377,872     400,147     454,695   1,672,070


     Total additions          1,226,421     720,049     823,738   1,869,364      28,944

      DEDUCTIONS

Distributions to Participants    96,047      26,828      12,941      27,217
Insurance Premiums                                                               15,267
Transfers to other funds        588,376     184,333      78,627   1,214,146

     Total deductions           684,423     211,161      91,568   1,241,363      15,267

     Net increase (decrease)    541,998     508,888     732,170     628,001      13,677

Participants' Balances:
     Beginning of year        2,699,352     449,727     279,811   2,188,970      89,231

     End of year             $3,241,350    $958,615  $1,011,981  $2,816,971    $102,908
                             =========== =========== =========== =========== ===========

                         SUPPLEMENTAL SCHEDULES

ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
  DECEMBER 31, 1994



                          c.  Description Of Investment
    b. Identity Of Issue,      Including Maturity Date,
       Borrower, Lessor        Rate Of Interest, Collateral,     e.Current
a.     Or Similar Party        Par Or Maturity Value     d. Cost   Value



*   Energen Corporation           Common stock      $21,153,073 $25,918,659

*   W. L. Morgan Growth Fund      Mutual fund         1,804,382   1,676,266

*   Vanguard Index 500 Portfolio  Mutual fund         3,578,020   3,814,186

*   VMMR-Prime Portfolio          Money market fund   6,608,562   6,608,562

*   Wellington Fund               Mutual fund         1,889,717   1,864,198

*   VFISF-Corporate Bond Fund     Mutual fund           537,149     492,054

*   Windsor II Fund               Mutual fund         1,187,862   1,136,715

*   International Growth Fund     Mutual fund         1,199,881   1,339,867

*   Loan Fund (participant loans) 7% to 8.75%         3,258,657   3,258,657

*   Cash surrender value of
      life insurance                                    106,733     106,733

                                                    $41,324,036 $46,215,897

    * Represents party-in-interest

ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
  DECEMBER 31, 1994



  I. Single transactions exceeding 5% of assets.

                               NONE


 II. Series of transactions involving property other than securities.

                               NONE


III. Series of transactions of same issue exceeding 5% of assets.

                         Schedule Attached


     NOTE - Information required in Columns e, f, and h is not applicable.


 IV. Transactions in conjunction with same person involved in reportable single transactions.

                               NONE

ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
ENDED DECEMBER 31, 1994




a. Identity Of     b. Description   c. Purchases       d. Sales     g. Cost Of  i. Net Gain
 Party Involved        Of Asset     Price    Number   Price  Number     Asset       (Loss)

*Energen Corporation Common stock   $4,714,039   86  $661,949  95     $544,025    $117,924









*Represents a party-in-interest.
